                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 10)*

                          SHELBOURNE PROPERTIES I, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                    821373107
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                                 (CUSIP Number)

                                MICHAEL L. ASHNER
                        100 JERICHO QUADRANGLE, SUITE 214
                             JERICHO, NEW YORK 11753
                                 (516) 822-0022

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  JUNE 20, 2002
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             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.  821373107
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--------- -----------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Michael L. Ashner
--------- -----------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a)[ ]
                                                                                                                     (b)[ ]
--------- -----------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
          N/A
--------- -----------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]
   5
--------- -----------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6      United States
--------- -----------------------------------------------------------------------------------------------------------------
                                 SOLE VOTING POWER
     NUMBER OF             7
                                 95,728 shares (1)
       SHARES         ---------  ------------------------------------------------------------------------------------------
                                 SHARED VOTING POWER
    BENEFICIALLY           8

      OWNED BY        ---------- ------------------------------------------------------------------------------------------

       EACH                      SOLE DISPOSITIVE POWER
                           9
     REPORTING                   95,728 shares (1)
                      ---------- ------------------------------------------------------------------------------------------
      PERSON                     SHARED DISPOSITIVE POWER
                           10
       WITH
--------- -----------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11

          95,728 shares (1)
--------- -----------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]
   12

--------- -----------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          11.41%
--------- -----------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
   14
          IN
--------- -----------------------------------------------------------------------------------------------------------------


(1) Comprised entirely of shares owned by HX Investors L.P. of which Exeter Capital Corporation is the sole general partner an entity in which Mr. Ashner is the sole shareholder and director.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D




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CUSIP No. 821373107
          ---------
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--------- -----------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          HX Investors L.P.
--------- -----------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a)[ ]
                                                                                                                     (b)[ ]
--------- -----------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
          OO
--------- -----------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]
   5
--------- -----------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           Delaware
--------- -----------------------------------------------------------------------------------------------------------------
                                 SOLE VOTING POWER
     NUMBER OF         7
                                 95,728 shares
       SHARES         ---------- ------------------------------------------------------------------------------------------
                                 SHARED VOTING POWER
    BENEFICIALLY
                       8
      OWNED BY        ---------- ------------------------------------------------------------------------------------------

       EACH                      SOLE DISPOSITIVE POWER
                       9
                                 95,728 shares
     REPORTING        ---------- ------------------------------------------------------------------------------------------

      PERSON           10        SHARED DISPOSITIVE POWER

       WITH
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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          95,728 shares
--------- -----------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]
   12

--------- -----------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          11.41%
--------- ----------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
   14
          PN
--------- -----------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 10 amends certain information contained in the Schedule 13D filed jointly by Michael L. Ashner and HX Investors, L.P. on February 25, 2002 with respect to Shelbourne Properties I, Inc. (the "Company"), as amended by Amendment No. 1 thereto filed on March 19, 2002, as further amended by Amendment No. 2 thereto filed on March 27, 2002, as further amended by Amendment No. 3 thereto filed on April 8, 2002, as further amended by Amendment No. 4 thereto filed on April 19, 2002, as further amended by Amendment No. 5 thereto filed on April 30, 2002, as further amended by Amendment No. 6 thereto filed on May 16, 2002, as further amended by Amendment No. 7 thereto filed on May 22, 2002, as further amended by Amendment No. 8 thereto filed on June 17, 2002, as further amended by Amendment No. 9 thereto filed on June 18, 2002 (as amended, the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds used to purchase the additional 9,000 shares of Common Stock held by HX was $388,370. The source of funds used to purchase such shares was capital contributions from partners of HX.

Item 5. Interest in Securities of the Issuer.

     (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 839,286 shares of Common Stock outstanding which represents the number of shares reported outstanding in the Company's most recently filed report on Form 10-Q less the number of shares that the Company has disclosed it has repurchased from affiliates of NorthStar.

     As of the close of business on June 20, 2002:

          (i) HX owns 95,728 shares which constitute approximately 11.41% of the shares of Common Stock outstanding.

          (ii) Michael L. Ashner owns no shares of Common Stock directly. As the sole shareholder and director of Exeter, the sole general partner of HX, Mr. Ashner may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules to be the beneficial owner of all 95,728 shares owned by HX. Such shares constitute approximately 11.41% of the shares of Common Stock outstanding.

     (b) Mr. Ashner has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock owned by HX.

     (c) Set forth on Schedule 1 hereto is a description of all transactions in shares of Common Stock that were effected during the past sixty days by the Reporting Persons.

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2002

                                 HX INVESTORS L.P.

                                 By:   Exeter Capital Corporation
                                       General Partner

                                 By:   /s/ Michael L. Ashner
                                      -------------------------
                                       Michael L. Ashner, President



                                       /s/ Michael L. Ashner
                                      -------------------------
                                       Michael L. Ashner

                                   SCHEDULE 1


         Set forth below is a description of all transactions in shares of Common Stock that were effected during the past sixty days by the Reporting Persons. Except as otherwise indicated, all such transactions were purchases effected by HX on the open market.

         DATE                                  NUMBER OF SHARES                  PRICE PER SHARE
         ----                                  ----------------                  ---------------
         5/1/02                                   200                                 $41.50
         5/6/02                                   100                                 $42.00
         5/8/02                                   300                                 $42.28
         5/9/02                                   500                                 $42.50
         5/10/02                                  700                                 $42.50
         5/13/02                                  100                                 $42.50
         5/15/02(a)                             7,422                                 $42.00
         5/23/2002                                900                                 $42.51
         5/24/2002                                500                                 $42.56
         5/28/2002                                900                                 $42.85
         6/4/2002                                 300                                 $43.28
         6/5/2002                               1,100                                 $43.50
         6/10/2002                                400                                 $43.50
         6/11/2002                              1,500                                 $43.51
         6/12/2002                                100                                 $43.50
         6/13/2002                                196                                 $43.50
         6/17/02                                  800                                 $43.25
         6/17/02                                3,206                                 $43.50
         6/18/2002                                300                                 $43.25
         6/19/2002                              4,200                                 $43.21
         6/20/2002                              4,500                                 $43.09

(a) Acquired through privately negotiated transaction.